UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	ICL Completes the Acquisition of Compass Minerals América do Sul LTDA.

Item 1

ICL Completes the Acquisition of Compass Minerals América do Sul LTDA.

ICL's immediate report dated March 24, 2021 (reference number 2021-02-042333) and Note 6 of the Company's financial statements for the first quarter of 2021, provide disclosure regarding the acquisition of Compass Minerals América do Sul LTDA. ("CMAS"), which includes the South American Plant Nutrition business (the "Plant Nutrition Business") of Compass Minerals International, Inc. (the "Acquisition").

Following completion of all conditions' precedent for closing of the Acquisition, the Company hereby reports that the Acquisition was completed. Total consideration amounted to about $420 million, including the assumption of approximately $107 million of CMAS's net debt. In addition, to the above the transaction may include a performance-based earnout of up to approximately R$88 million (~US$18 million).

CMAS’s Plant Nutrition Business is the leading specialty plant nutrition business in Brazil and offers a broad range of solutions for plant nutrition and stimulation, soil treatment, seed treatment and plant health, covering all key regions and crops in Brazil. ICL expects to leverage CMAS's strong market presence and distribution capabilities, as well as the combined strengths of ICL and Agrofertiláqua Participações S.A., which was acquired earlier this year, to increase the sales of its Plant Nutrition Business.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: July 1, 2021